SAFETY QUICK LIGHTING & FANS CORP.

One Buckhead Plaza

3060 Peachtree Road, Suite 390

Atlanta, GA 30305

Tel: (770) 754-4711

Via Edgar

October 17, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs, Special Counsel
Kate Beukenkamp, Attorney Adviser
Emily Drazen, Esq.
Larry Spirgel, Assistant Director
Claire DeLabar, Senior Staff Accountant
Terry French, Accountant Branch Chief

Re:	Safety Quick Lighting & Fans Corp.
Registration Statement Amendment No. 3 to Form S-1
Filed August 1, 2014, as amended August 5, 2014, September 22, 2014 and October 6, 2014
File No. 333-197821

Ladies and Gentlemen:

Safety Quick Lighting & Fans Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2014, as amended August 5, 2014, September 22, 2014 and October 6, 2014 (the “Registration Statement”), so that such Registration Statement will become effective as of 5:00 p.m., Tuesday, October 21, 2014, or as soon thereafter as practicable.

In connection with our request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter. If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

SAFETY QUICK LIGHTING & FANS CORP.

/s/ James R. Hills

Name: James R. Hills

Title: Chief Executive Officer

cc:	Rani Kohen, Chairman, Safety Quick Lighting & Fans Corp.
Peter J. Gennuso, Esq.